UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Investcorp India Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001
(Title of Class of Securities)

G49219101
(CUSIP Number)

August 12, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G49219101

1	NAMES OF REPORTING PERSONS
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
198,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
198,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.	G49219101

1	NAMES OF REPORTING PERSONS
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
198,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
198,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No.	G49219101

1	NAMES OF REPORTING PERSONS
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
198,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
198,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/HC

CUSIP No.	G49219101

1	NAMES OF REPORTING PERSONS
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
198,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
198,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No.	G49219101

1	NAMES OF REPORTING PERSONS
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
198,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
198,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

Item 1.

(a)	Name of Issuer:

Investcorp India Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

Century Yard, Cricket Square
Elgin Avenue, P.O. Box 1111, George Town
Grand Cayman, Cayman Islands KY1-1102

Item 2.

(a)	Name of Person Filing:

Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick

(b)	Address of Principal Business Office or, if None, Residence:

c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604

(c)	Citizenship:

Wolverine Asset Management, LLC — Illinois
Wolverine Holdings, L.P. — Illinois
Wolverine Trading Partners, Inc. — Illinois
Christopher L. Gust — US Citizen
Robert R. Bellick — US Citizen

(d)	Title and Class of Securities:

Class A ordinary shares, par value $0.0001

(e)	CUSIP No.:

G49219101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Wolverine Asset Management, LLC (“WAM”) is an investment manager and has voting and dispositive power over 198,000 Class A ordinary shares. The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings.

(b)	Percent of Class: 2.49%

WAM may be deemed the beneficial owner of 2.49% of the Issuer’s outstanding Class A ordinary shares and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 2.49% of the Issuer’s outstanding Class A ordinary shares. Percentages were calculated by dividing the number of shares deemed beneficially owned by each reporting person by 7,944,189 (9,789,446, the number of Class A ordinary shares outstanding as of May 17, 2024 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2024 minus 8,314,006 Class A ordinary shares which were redeemed at a shareholders meeting on August 12, 2024 per an 8-K filed August 13, 2024 plus 6,468,749 Class B shares converted to Class A ordinary shares on a one-to-one basis by the SPAC’s sponsor, leaving the total number of Class A ordinary shares outstanding at 7,944,189).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

WAM has shared power to vote or direct the vote of 198,000 Class A ordinary shares of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 198,000 Class A ordinary shares of the Issuer, in each case as set forth in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

WAM has shared power to dispose or direct the disposition of 198,000 Class A ordinary shares of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or direct the disposition of 198,000 Class A ordinary shares of the Issuer, in each case as set forth in Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Wolverine Flagship Fund Trading Limited is know n to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares covered by this statement that may be deemed to be beneficially owned by WAM.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2024

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).